Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on a review of the copies of the reports required by Section 16(a) of the Securities Exchange Act furnished to the fund and representations that no other reports were required to be filed, the fund believes that, during the past fiscal year, its executive officers, Trustees and 10% shareholders complied with all applicable Section 16(a) filing requirements, except that Mr. Vrysen did not timely file one Form 4 relating to a sale of common stock of Bank and Thrift Opportunity Fund due to an administrative error.